

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 13, 2010

Mark A. Libratore
President
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, Florida 34997

> **Re: Liberator Medical Holdings, Inc.**
> **Post-Effective Amendment No. 2 To Registration Statement On Form S-1/A**
> **Filed August 5, 2010**
> **File No. 333-152652**

Dear Mr. Libratore:

     We have completed our review of your post-effective amendment no. 2 to registration statement on Form S-1/A and have no further comments at this time.

     Sincerely,

     Jeffrey P. Riedler
     Assistant Director